TAYLOR NELSON SOFRES PLC

02 JUN 23 AM 11:32

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02042291

SUPPL

21st June 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Block Listing Six-Monthly Return

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Judith George
Assistant Company Secretary

Encls.

dlw 7/3

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\012.doc

BLOCK LISTING SIX-MONTHLY RETURN

AVS No: S'8060

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1989 Savings Related Share Option Scheme
3.	Period of return:	1 November 2001 to 30 April 2002
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	914,248
5.	Number of shares issued/allotted under scheme during period:	76,901
6.	Balance under scheme not yet issued/allotted at end of period:	837,347
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
390,096,070 at 30 April 2002

Contact for queries:	Ian Portal Group Company Secretary 0208-967 2196	Address:	Taylor Nelson Sofres plc Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: [signature]

Date: 17/6/02

BLOCK LISTING SIX-MONTHLY RETURN

AVS No: 281167

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan (WESP)
3.	Period of return:	1 November 2001 to 30 April 2002
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	400,000
5.	Number of shares issued/allotted under scheme during period:	4,906
6.	Balance under scheme not yet issued/allotted at end of period:	395,094
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
390,096,070 at 30 April 2002

Contact for queries:	Ian Portal Group Company Secretary 0208-967 2196	Address:	Taylor Nelson Sofres plc Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: [signature]

Date: 17/6/02

BLOCK LISTING SIX-MONTHLY RETURN

AVS No: 876496

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson AGB plc 1994 Executive Share Option Scheme
3.	Period of return:	1 November 2001 to 30 April 2002
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	5,530,511
5.	Number of shares issued/allotted under scheme during period:	1,018,697
6.	Balance under scheme not yet issued/allotted at end of period:	4,511,814
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
390,096,070 at 30 April 2002

Contact for queries:	Ian Portal Group Company Secretary 0208-967 2196	Address:	Taylor Nelson Sofres plc Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: [signature]

Date: 17/6/02

02 JUN 23 AM 11:32

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

19th June 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- WHF (Southern) Limited - Accounts

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\011.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

WHF (Southern) Limited

Report and accounts

for the year ended

31 December 2001

Reg No 2508797

WHF (Southern) Limited

Report and accounts

For the year ended 31 December 2001

WHF (Southern) Limited

Directors' Report

For the year ended 31 December 2001

The directors present their report together with the audited financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company's principal activity is the provision of adhoc market information services with specialities in the areas of service standards tracking (known as 'Mystery shopping') and retail customer related research projects. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The result for the period is set out in the profit and loss account on page 6. The directors do not recommend the payment of a dividend for the period (2000 – nil).

3 Directors

The directors of the company during the period are listed below:

R H Findlay
A B Cowling

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc is disclosed in the directors' report of that company.

R H Findlay did not have any interests in shares of Taylor Nelson Sofres plc, or any other company within the group, at any time during the year.

5 Auditors

A resolution to reappoint the auditors, PricewaterhouseCoopers will be proposed at the next annual general meeting.

6 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

J.George

Company Secretary
Westgate, London W5 1UA
18 March 2002

Independent auditors' report to the members of WHF (Southern) Limited

For the year ended 31 December 2001

We have audited the financial statements on pages 6 to 15, which have been prepared under the historical cost convention, and the accounting policies set out pages 8 to 9.

Respective responsibilities of directors and auditors

The directors` responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of WHF (Southern) Limited

For the year ended 31 December 2001

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London
18 March 2002

WHF (Southern) Limited

Profit and loss account

For the year ended 31 December 2001

	Notes	2001	2000
		£000	£000
Turnover - continuing operations	2	2,592	1,857
Cost of sales		(1,434)	(904)
Gross profit		1,158	953
Administrative expenses		(1,057)	(871)
Profit on ordinary activities before taxation	3	101	82
Taxation on profit on ordinary activities	6	9	(26)
Retained profit for the year		110	56
Retained profit brought forward		272	216
Retained profit carried forward		382	272

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the period stated above and their historical cost equivalents.

There were no discontinued activities during the period (2000 - nil).

WHF (Southern) Limited

Balance sheet

As at 31 December 2001

	Notes	2001	2000
		£000	£000
Fixed assets			
Tangible fixed assets	7	**46**	87
		46	87
Current assets			
Work in progress		**15**	12
Debtors	8	**1,145**	911
Cash at bank and in hand		**32**	4
		1,192	927
Creditors: amounts falling due within one year	9	**(620)**	(538)
Net current assets		**572**	389
Total assets less current liabilities		**618**	476
Creditors: amounts falling due after more than one year	10	**(236)**	(204)
Net assets		**382**	272
Capital and reserves			
Called up share capital	11	**-**	-
Profit and loss account	12	**382**	272
Equity shareholders' funds	12	**382**	272

The financial statements on pages 6 to 15 were approved by the board of directors on 18 March 2002 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of the Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Income recognition

Turnover and profits are recognised only on the completion of a project or, in the case of certain longer term or continuous projects, on the satisfactory completion of a specific phase of the project. Provision is made for losses as soon as they are identified.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

1 Principal accounting policies (continued)

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on behalf of the clients and an appropriate element of specifically attributable overheads.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	2001	2000
	£000	£000
Depreciation of owned fixed assets	**27**	39
Auditors' remuneration for audit services	**3**	2
Operating leases – land and buildings	**64**	60
(Profit)/Loss on disposal of fixed assets	**14**	(1)

4 Employee information

The average number of employees (including executive directors) employed by the company during the period was as follows:

	2001	2000
	No.	No.
Marketing	**11**	9
Production	**7**	6
Administration	**3**	4
	21	19

Employment costs comprised:	**£000**	£000
Wages and salaries	**523**	466
Social security costs	**49**	46
Other pension costs	**19**	20
	591	532

5 Directors' emoluments

	2001	2000
	£000	£000
Aggregate emoluments	**78**	127
Contribution to money purchase pension scheme	**5**	8
	83	135

Two directors accrue benefits under the money purchase pension scheme (2000: 3)

6 Taxation on profit on ordinary activities

	2001	2000
	£000	£000
UK corporation tax (credit)/ charge at 30% (2000: 30%)		
- current	-	26
- deferred	(5)	-
UK Corporation tax for prior years		
- current	(5)	-
- deferred	1	-
	(9)	26

There is no un-provided deferred tax in the company (2000 - £nil).
The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2001. Such losses are surrendered to WHF(Southern) Ltd at nil cost, from other companies within the Group.

7 Tangible fixed assets

	Land and Buildings	Plant and Machinery	Computer equipment	Total
	£000	£000	£000	£000
Cost				
At 1 January 2001	5	147	96	248
Additions	-		-	
Disposals	-		(43)	(43)
At 31 December 2001	**5**	**147**	**53**	**205**
Depreciation				
At 1 January 2001	2	88	71	161
Disposals	-		(29)	(29)
Charge for the year	1	19	7	27
At 31 December 2001	**3**	**107**	**49**	**159**
Net book value				
At 31 December 2001	**2**	40	4	**46**
At 31 December 2000	3	59	25	87

8 Debtors

	2001	2000
	£000	£000
Trade debtors	**580**	436
Amounts due from group undertakings	**506**	416
Other debtors	**33**	37
Prepayments and accrued income	**26**	22
	1,145	911

9 Creditors: Amounts falling due within one year

	2001	2000
	£000	£000
Bank overdraft	2	-
Trade creditors	15	6
Payments on account	79	39
Amounts owing to group undertakings	342	415
Corporation tax	29	26
Accruals and deferred income	153	52
	620	538

10 Creditors: Amounts falling due after one year

	2001	2000
	£000	£000
Amounts owing to group undertakings	236	204

11 Called up share capital

	2001	2000
	£	£
Authorised		
1000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

12 Reconciliation of movements in shareholders' funds

	2001	2000
Opening shareholders' funds	**272**	216
Profit for the financial period	**110**	56
Closing shareholders' funds	**382**	272

13 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2001	2000
Operating leases which expire:	**£000**	£000
within two to five years	**66**	60
	66	60

14 Related party transactions

WHF (Southern) Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of WHF Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

15 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres Group Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TAYLOR NELSON SOFRES PLC

02 JUL 23 AM 11:52

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

25th June 2002

Dear Sir/Madam

Company Name Scher International Limited
Registration No 2587875

I enclose completed forms 288b terminating appointment as director in connection with the above-named company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

pp Cheryl Browne
Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 571 3051

f:\users\legal\cherylb\judi\stats\014.doc

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2587875

Company Name in full SCHER INTERNATIONAL LIMITED

	Day	Month	Year
Date of termination of appointment	10	04	2002

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) CLIVE

Surname NICOLAOU

	Day	Month	Year
†Date of Birth	22	04	1960

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11-4-02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres PLC,
Westgate, London
W5 1UA Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2587875

Company Name in full SCHER INTERNATIONAL LIMITED

	Day	Month	Year
Date of termination of appointment	10	04	2002

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) STUART

Surname SCHER

	Day	Month	Year
†Date of Birth	04	07	1961

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11-4-02

(~~** serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres PLC,
Westgate, London
W5 1UA Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

02 JUN 20 [illegible]

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

25th June 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Annual Returns for the following companies;-

3980540	Radar Research Limited
2711063	Media Vision Research Limited
3986121	TNS Overseas holdings (Epsilon) Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

pp Cheryl Bourne.

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\012.doc

Companies House
— for the record —

Company Name
RADAR RESEARCH LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3980540

Information extracted from Companies House records on
6th April 2002

Section 1: Company details

Ref: 3980540/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code / Description** **7413 Market research, opinion polling**	**SIC CODE / Description** _ _ _ _ ________ _ _ _ _ ________ _ _ _ _ ________ _ _ _ _ ________

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

ompany Number - 3980540

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Judith GEORGE **Address** **24 Holly Gardens** **West Drayton** **Middlesex** **UB7 9PE**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Judith GEORGE ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **John Dominic BURKE** **Address** **Erskine House** **Spaniards Road** **London** **NW3 7JJ** **Date of birth** **26/04/1950** **Nationality** **British** **Occupation** **Market Researcher**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Dominic BURKE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Jonathan Robert HARRIS **Address** **Bybridge** **The Street, Eversley** **Hook** **Hampshire** **RG27 0RL** **Date of birth** 10/02/1958 **Nationality** **British** **Occupation** **Accountant**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Jonathan Robert HARRIS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Michael William PENFORD** **Address** **Hill House** **Lower End** **Long Crendon** **Buckinghamshire** **HP18 9EF** **Date of birth** **24/04/1953** **Nationality** **British** **Occupation** **Tns Group Managing Director**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Michael William PENFORD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

ompany Number - 3980540

Section 2: Details of Officers of the Company (continued)

Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Mark TIMS	Name ____
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 17 Alderbrook Close, Crowthorne, Berkshire, RG11 6DZ	Address ____
	UK Postcode _ _ _ _ _ _ _
Date of birth 20/05/1956	Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality ____
Occupation Managing Director	Occupation ____
	Date of change _ _ / _ _ / _ _ _ _
	Date Mark TIMS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £1.00	Nominal value of each share __________
	Number of shares issued 500,000	Number of shares issued __________
	Aggregate Nominal Value of issued shares £500,000.00	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 500,000	Total number of shares issued __________
	Total Nominal value of shares issued £500,000.00	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name IRI INFOSCAN LTD	Name ____________	
Address Eagle House The Ring Bracknell Berkshire RG12 1HB	Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** IRI INFOSCAN LTD
Shares held *Class* Ordinary *Number* 200000	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES GROUP LTD	Name ____________	
Address West Gate London W5 1UA	Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary *Number* 300000	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode _ _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _ _			

mpany Number - 3980540

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 20/05/2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***26/4/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th April 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ____________

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4108

Address: C/O TNS plc, WESTGATE, LONDON

DX number *if applicable*: ______

DX exchange: ____________

Postcode: W5 1UA

Companies House

— for the record —

Company Name

MEDIA VISION RESEARCH LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2711063

Information extracted from Companies House records on 5th April 2002

Section 1: Company details

Ref: 2711063/03/10

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Myers Cowley 37 Marloes Hemel Hempstead Hertfordshire HP1 1LQ**	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode

Principal Business Activities	SIC Code	Description	SIC CODE	Description
If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.	7440	Advertising		
	7413	Market research, opinion polling		

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Martin Stevenson Crosbie FRAME **Address** **115 Portland Road** **London** **W11 4LN**	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Martin Stevenson Crosbie FRAME ceased to be secretary (if applicable) 31 / 12 / 2000
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA**	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Antony Brian COWLING	Name ______________________
	Address **4 Links Road** **Epsom** **Surrey** **KT17 3PS**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth 02/01/1936	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British **Occupation** Market Research Executive	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________________ Occupation ______________________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
· Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Martin Stevenson Crosbie FRAME**	Name ______________________
	Address **115 Portland Road** **London** **W11 4LN**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth 30/04/1945	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British **Occupation** Chartered Accountant	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________________ Occupation ______________________ Date of change _ _ / _ _ / _ _ _ _ Date Martin Stevenson Crosbie FRAME ceased to be director (if applicable) 31 / 12 / 2000

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £0.10	Nominal value of each share __________
	Number of shares issued 11,515	Number of shares issued __________
	Aggregate Nominal Value of issued shares £1,151.50	Aggregate Nominal Value of issued shares __________
	Class of share Preference	Class of share __________
	Nominal value of each share £0.10	Nominal value of each share __________
	Number of shares issued 500	Number of shares issued __________
	Aggregate Nominal Value of issued shares £50.00	Aggregate Nominal Value of issued shares __________
	Class of share Deferred	Class of share __________
	Nominal value of each share £0.10	Nominal value of each share __________
	Number of shares issued 600	Number of shares issued __________
	Aggregate Nominal Value of issued shares £60.00	Aggregate Nominal Value of issued shares __________
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 12,615	Total number of shares issued __________
	Total Nominal value of shares issued £1,261.50	Total Nominal value of shares issued __________

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** TAYLOR NELSON SOFRES GROUP LTD		Name ______				
Address Tns Plc Westgate London W5 1UA		Address ______ ______ ______ UK Postcode		**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD		
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Deferred	600					__/__/____
Preference	500					__/__/____
Ordinary	11515					

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature P&K Wright (Director / Secretary)

Date 20 / 05 / 2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***27/4/2002***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **27th April 2003** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ____________

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name JUDITH GEORGE

Telephone number *inc code* 0208 967 4100

Address C/O TNS PLC
WESTGATE
LONDON

DX number *if applicable* _ _ _ _ _ _

DX exchange ____________

Postcode W5 1UA

Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (EPSILON) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3986121

Information extracted from Companies House records on **6th April 2002**

Section 1: Company details

Ref: 3986121/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Management activities holding comps**	**SIC CODE** **Description**

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ __ / __ __ / __ __ __ __ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) __ __ / __ __ / __ __ __ __
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth** **17/07/1952** **Nationality** **British** **Occupation** **Corp Treasurer**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ __ / __ __ / __ __ __ __ Nationality Occupation Date of change __ __ / __ __ / __ __ __ __ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David PARRY **Address** **63 Kestrel Way** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** **02/12/1957** **Nationality** **British** **Occupation** **Solicitor**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £1.00	Nominal value of each share __________
	Number of shares issued 1	Number of shares issued __________
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued __________
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* / *Number*: **Ordinary** **1**	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 20 / 05 / 2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***28/4/2002***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th April 2003** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ______

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4108

Address: C/O TNS PLC, WESTGATE, LONDON

DX number *if applicable*: _ _ _ _ _ _

DX exchange: ______

Postcode: W5 1UA

TAYLOR NELSON SOFRES PLC

02 JUN 28

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

26th June 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Annual Returns for the following companies;-

Registered No. 2508797	WHF Southern Limited
Registered No. 2824645	TNS Sport Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

pp Cheryl Browne.
Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\014.doc

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

25 June 2002

Dear Sir/Madam

WHF Southern Limited registered number 2508797
TNS Sport Limited registered number 2824645
Form 363s Annual Return

I enclose completed and duly signed forms 363s annual return in relation to the above-named companies together with cheque for £30.00 being the total fees due. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\legal\judi_g\general3\209let.doc

Companies House

— for the record —

Company Name

TNS SPORT LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2824645

Information extracted from Companies House records on

18th May 2002

Section 1: Company details

Ref: 2824645/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**A G B House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Mark Stephen CORNISH **Address** Eaton House 3 Fairmile Lane Cobham Surrey KT11 2DL **Date of birth** 08/07/1963 **Nationality** British **Occupation** Sports Marketing	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Mark Stephen CORNISH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Jean Michel PORTAIL **Address** 4 Rue Francois Couferir Noisy Le Roi 78590 France **Date of birth** 25/02/1947 **Nationality** French **Occupation** Directeur General	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Jean Michel PORTAIL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2824645

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ________
	Nominal value of each share £1.00	Nominal value of each share ________
	Number of shares issued 3,000	Number of shares issued ________
	Aggregate Nominal Value of issued shares £3,000.00	Aggregate Nominal Value of issued shares ________
	Class of share A Dividend	Class of share ________
	Nominal value of each share £1.00	Nominal value of each share ________
	Number of shares issued 200	Number of shares issued ________
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ________
	Class of share C Dividend	Class of share ________
	Nominal value of each share £1.00	Nominal value of each share ________
	Number of shares issued 200	Number of shares issued ________
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ________
	Class of share B Dividend	Class of share ________
	Nominal value of each share £1.00	Nominal value of each share ________
	Number of shares issued 200	Number of shares issued ________
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ________

	Current details	Amended details
	Class of share D Dividend	Class of share ____________
	Nominal value of each share £1.00	Nominal value of each share ____________
	Number of shares issued 200	Number of shares issued ____________
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares ____________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 3,800 **Total Nominal value of shares issued** £3,800.00	Total number of shares issued ____________ Total Nominal value of shares issued ____________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** M.S. CORNISH **Address** Eaton House 3 Fairmile Lane Cobham Surrey KT11 2DL **Shares held** *Class* / *Number* A Dividend 200 Ordinary 775	Name ______ Address ______ UK Postcode ______ **Shares held** *Class* / *Number*	**Shares transferred by** M.S. CORNISH *Class* / *Number* / *Date of transfer* A Dividend 200 28/09/2001 Ordinary 775 28/09/2001
> **Shareholder Name** Mark CORNISH **Address** 1 Eaton House Fairmile Lane Cobham Surrey KT11 2DL **Shares held** *Class* / *Number* Ordinary 2000	Name ______ Address ______ UK Postcode ______ **Shares held** *Class* / *Number*	**Shares transferred by** Mark CORNISH *Class* / *Number* / *Date of transfer* Ordinary 2000 28/09/2001 __/__/____
> **Shareholder Name** Mrs S. CORNISH **Address** Eaton House 3 Fairmile Lane Cobham Surrey KT11 2DL **Shares held** *Class* / *Number* B Dividend 200	Name ______ Address ______ UK Postcode ______ **Shares held** *Class* / *Number*	**Shares transferred by** Mrs S. CORNISH *Class* / *Number* / *Date of transfer* B Dividend 200 28/09/2001 __/__/____

Current details	Amended details	Shares transferred

> **Shareholder**
Name
A.J. STERN

Address
83 Percheron Drive
Knaphill
Woking
Surrey
GU21 2QZ

Shares held

Class	*Number*
C Dividend	200
Ordinary	150

Amended details:
Name
Address
UK Postcode
Shares held
Class *Number*

Shares transferred by
A.J. STERN

Class	*Number*	*Date of transfer*
C Dividend	200	28/09/2001
Ordinary	150	28/09/2001

> **Shareholder**
Name
B. TREADAWAY

Address
Lake Cottage
Eastbourne Road Newchapel
Lingfield
Surrey
RH7 6HL

Shares held

Class	*Number*
D Dividend	100
Ordinary	75

Amended details:
Name
Address
UK Postcode
Shares held
Class *Number*

Shares transferred by
B. TREADAWAY

Class	*Number*	*Date of transfer*
D. Dividend	100	28/09/2001
Ordinary	75	28/09/2001

> **Shareholder**
Name
Emma TREADAWAY

Address
Lake Cottage
Eastbourne Road Newchapel
Lingfield
Surrey
RH7 6HL

Shares held

Class	*Number*
D Dividend	100

Amended details:
Name
Address
UK Postcode
Shares held
Class *Number*

Shares transferred by
Emma TREADAWAY

Class	*Number*	*Date of transfer*
D Dividend	100	28/09/2001
		__/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature PSK Wright (~~Director~~ / Secretary) Date 25/06/2002.

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***7/6/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **7th June 2003** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 093556

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name JUDITH GEORGE

Telephone number *inc code* 0208 967 4655

Address TNS plc, WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House
— for the record —

Company Name
W.H.F. (SOUTHERN) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2508797

Information extracted from Companies House records on
18th May 2002

Section 1: Company details

Ref: 2508797/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres** **Westgate** **London** **W5 1UA**	Address _____ _____ _____ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address _____ _____ _____ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address _____ _____ _____ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Judith GEORGE** **Address** **24 Holly Gardens** **West Drayton** **Middlesex** **UB7 9PE**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Judith GEORGE ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Executive Chairman**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Roy Hamilton FINDLAY** **Address** **29 Nortoft Road** **Chalfont St Peter** **Gerrards Cross** **Buckinghamshire** **SL9 0LA** **Date of birth** **14/08/1949** **Nationality** **British** **Occupation** **Managing Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Roy Hamilton FINDLAY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Ian David MILLS** **Address** **Little Kimpton** **Gorelands Lane** **Chalfont St Giles** **Buckinghamshire** **HP8 4HQ** **Date of birth** **06/11/1948** **Nationality** **British** **Occupation** **Marketing Research**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Ian David MILLS ceased to be director (if applicable) 31 / 12 / 2000.

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder **Name** **TAYLOR NELSON SOFRES GROUP LTD**	Name ______	
Address **Westgate** **London** **W5 1UA**	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD**
Shares held *Class* *Number* **Ordinary** **2**	**Shares held** *Class* *Number* ______ ______ ______ ______	*Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 25/06/2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***5/6/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th June 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ✓☐ *Postal Order* ☐ *Cheque / Postal Order Number* 098556

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name JUDITH GEORGE

Telephone number *inc code* 0208 967 4655

Address TNS plc, WESTGATE LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA